UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Old Line Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

6798M100

(CUSIP Number)

George Thomas Daugherty
46619 Millstone Landing Road
Lexington Park, MD 20653

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6798M100

1.	Names of Reporting Persons George Thomas Daugherty

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 575,084

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 575,084

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 575,084

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.4%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Old Line Bancshares, Inc., a Maryland Corporation, (the “Issuer”). The principal executive offices of the Company are located at 1525 Pointer Ridge Place, Bowie, Maryland 20716.

Item 2.	Identity and Background

This statement is being filed by George Thomas Daugherty, an individual.  Mr. Daugherty’s residential address is 46619 Millstone Landing Road, Lexington Park, Maryland 20653.  Mr. Daugherty’s principal occupation is President of Mayjack, Inc., a land development and management company that owns a shopping center.  Mayjack, Inc.’s address is P.O. Box 236, Lexington Park, Maryland 20653.
During the five years prior to the date hereof, Mr. Daugherty has not been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Mr. Daugherty is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
Mr. Daugherty acquired beneficial ownership of the shares reported herein as beneficially owned from the Issuer pursuant to the Merger described in Item 4 below.

Item 4.	Purpose of Transaction

On April 1, 2011, the Issuer acquired all of the outstanding shares of common stock of Maryland Bankcorp, Inc., pursuant to an Agreement and Plan of Merger by and Between the Issuer and Maryland Bankcorp, Inc., dated September 1, 2010, as amended (the “Merger Agreement”), with the Issuer continuing as the surviving entity in the merger (the “Merger”).

At the effective time of the Merger (upon the filing of the articles of merger related to the Merger with the Maryland State Department of Assessments and Taxation), each share of common stock of Maryland Bankcorp, Inc., was converted into the right to receive cash or common stock of the Issuer.  The shares of common stock Mr. Daugherty held through various entities in Maryland Bankcorp, Inc. were converted into the shares of common stock of the Issuer reported as beneficially owned in this Schedule 13D.

Pursuant to the Merger Agreement, Mr. Daugherty was appointed to the Issuer’s Board of Directors effective at the effective time of the Merger.

Except as otherwise set forth herein, Mr. Daugherty does not have any plans or proposals that would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)           A sale or transfer of a material amount of assets of the Issuer of any of its subsidiaries;
(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as described above;
(e)           Any material change in the present capitalization (except in accordance with the Reorganization Merger described above) or dividend policy of the Issuer;
(f)           Any other material change in the Issuer’s business or corporate structure;
(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)            Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Mr. Daugherty is the beneficial owner of 575,084 shares of the Issuer’s common stock, which includes (i) 40,075 shares held though his individual retirement account, (ii) 298,542 shares held in the G. Thomas Daugherty Revocable Trust of which Mr. Daugherty is the trustee, and (iii) 246,467 shares held by The Daugherty LLC, of which Mr. Daugherty is the managing member.  Such shares do not include 54,729 shares owned by Mr. Daugherty’s wife Helen Ginn Daugherty, of which he disclaims beneficial ownership.  Such shares represent approximately 8.4% of the Issuer’s outstanding shares of common stock, based on 6,809,594 shares of common stock outstanding on April 25, 2011.

Mr. Daugherty has sole voting and dispositive power with respect to all 575,084 shares reported as beneficially owned.

Mr. Daugherty has not effected any transactions in the Issuer’s common stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As noted above, Mr. Daugherty is a member of the Issuer’s Board of Directors.  Mr. Daugherty is also a party to a Stockholder Voting Limit and Standstill Agreement (“Standstill Agreement”) with the Issuer dated September 1, 2010, pursuant to which Mr. Daugherty has agreed that he will not, and will cause his affiliates not to, take certain actions with respect to the Issuer and its common stock, except with respect to Mr. Daugherty’s status as a Director and actions approved by the Issuer’s Board, including acquiring additional shares, making a tender offer or exchange offer, engaging in proxy solicitations or attempting to influence the voting of any shares of common stock, taking action to nominate directors, joining any “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, placing his shares in a voting trust or subjecting such shares to any agreement or arrangement, seeking to control or influence the management, Board or policies of the Issuer, proposing any business combination, restructuring, recapitalization, dissolution or similar transaction involving the Issuer, seeking to call a meeting of stockholders, seeking additional board representation or to remove an officer or director of the Issuer, or supporting a person contemplating suing the Issuer or conducting a solicitation in opposition of the Issuer.  Pursuant to the Standstill Agreement, to which Mr. Daugherty’s wife and IRA and the Daugherty LLC are also parties, Mr. Daugherty agreed that he, along with the IRA, The Daugherty LLC and his wife, will not vote in the aggregate shares of the Issuer received in the Merger or purchased thereafter (not including shares received in connection with Mr. Daugherty’s compensation for Board service) in any stockholder vote of the Issuer in an amount exceeding 4% of the Issuer’s common stock then outstanding.

Mr. Daugherty is also a party to an Executive Noncompetition Agreement with the Issuer dated April 1, 2011 (“Noncompetition Agreement”).  Pursuant to the Noncompetition Agreement, Mr. Daugherty has agreed, for the sum of $200,000 to be paid by the Issuer ($25,000 on April 1, 2011 and $25,000 quarterly for the following two years), that for three years he will not engage in the commercial banking business, solicit employees or customers of the Issuer’s subsidiary Old Line Bank (the “Bank”) or cause suppliers or customers of the Bank to adversely change their relationship with the Bank.  Mr. Daugherty has also agreed to assist with the smooth transition of the Merger for a two-year period following the Merger.

Item 7.	Material to be Filed as Exhibits

A.   Agreement and Plan of Merger dated September 1, 2011 by and between Old Line Bancshares, Inc. and Maryland Bankcorp, Inc., as amended.  Incorporated by reference to Annex A of Amendment No. 1 to the Registration Statement on Form S-4 filed by the Issuer on December 2, 2010.
B.   Form of Standstill Agreement, incorporated by reference to Exhibit A of the Merger Agreement filed as Annex A of Amendment No. 1 to the Registration Statement on Form S-4 filed by the Issuer on December 2, 2010.
C.   Form of Executive Noncompetition Agreement between the Issuer and George Thomas Daugherty, incorporated by reference to Exhibit C of the Merger Agreement filed as Annex A of Amendment No. 1 to the Registration Statement on Form S-4 filed by the Issuer on December 2, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 6, 2011
Date

/s/ George Thomas Daugherty
Signature

George Thomas Daugherty
Name

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).